UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:                                                                                                           Resource Credit Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1845 Walnut St., 18th Floor

Philadelphia, PA 19103

Telephone Number:                                    1-855-747-9559

Name and Address of Agent for Service of Process:

Andrew Lubin

110 S. Poplar Street, Suite 101
Wilmington, Delaware 19801

With Copies of Notices and Communications to:

Dar Patel Resource Credit Income Fund 712 Fifth Avenue 12th Floor New York, NY 10019 (212) 506-3899	James A. Lebovitz, Esq. David J. Harris, Esq. Kenneth E. Young, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-4000

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Philadelphia, Pennsylvania, on the 16th day of December, 2014.

Resource Credit Income Fund

	By:	/s/ Justin Milberg
Justin Milberg
Sole Trustee

Attest:

/s/ Darshan Patel
Darshan Patel
Secretary